Exhibit 12.1

Franklin Financial Network, Inc.

Computation of Ratio of Earnings to Fixed Charges and

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

For Fiscal Years Ended December 31, 2012 through 2016

and the Six Months Ended June 30, 2017

(in thousands except ratio amounts)

	For the Six Months Ended June 30,	For Fiscal Years Ended December 31,
	2017	2016	2015	2014	2013	2012
Earnings:
Income before provision for income taxes	$24,013	$39,803	$25,101	$13,548	$7,295	$6,196
Add: Fixed charges	16,123	19,524	10,277	6,422	4,374	4,429

Total Adjusted Earnings	$40,136	$59,327	$35,378	$19,970	$11,669	$10,625

Fixed Charges:
Interest expense	$15,440	$18,323	$9,306	$5,739	$3,937	$4,048
Interest component of rent expense	683	1,201	971	683	437	381

Total Fixed Charges	$16,123	$19,524	$10,277	$6,422	$4,374	$4,429
Preferred dividends	—	23	100	100	109	458

Preferred dividends grossed up to a pre-income tax basis	—	33	156	161	174	685

Combined Fixed Charges and Preferred Dividends	$16,123	$19,557	$10,433	$6,583	$4,548	$5,114

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	2.5x	3.0x	3.4x	3.0x	2.6x	2.1x

Ratio of Earnings to Fixed Charges	2.5x	3.0x	3.4x	3.1x	2.7x	2.4x